

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Michael Ferrantino
Chief Executive Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

> **Re: The LGL Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2022**
> **File No. 001-00106**

Dear Mr. Ferrantino:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing